UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated October 15, 2014 relating to the Second Interim Results for the twelve months ended August 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: October 15, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SECOND INTERIM RESULTS

FOR THE TWELVE MONTHS ENDED 31 AUGUST 2014

HIGHLIGHTS

•	On 29 August 2014, the Board resolved to change the financial year end date of the Company from 31 August to 31 December. As a result of this, this announcement covered the twelve months ended 31 August 2014.

•	Maintain strong balance sheet position with investment in available-for-sale securities of HK$1,890.5 million (31 August 2013: HK$1,961.6 million), cash at bank and in hand of HK$305.2 million (31 August 2013: HK$347.8 million), term deposits of HK$573.0 million (31 August 2013: HK$342.7 million), net of bank loans of HK$862.9 million (31 August 2013: HK$531.9 million), totalling of HK$1,905.9 million (31 August 2013: HK$2,120.2 million).

•	Incurred loss of HK$163.1 million (twelve months ended 31 August 2013: HK$40.3 million), the increase in loss was mainly contributed by 1) decrease in valuation gain for investment properties of HK$41.6 million; 2) impairment loss of HK$32.0 million in relation to certain assets of Multimedia Business; and 3) increase in write off of artiste prepayments and provision for committed artiste payments of HK$19.0 million and uncapitalised talent costs of HK$21.5 million mainly due to programme production slow down and suspension.

•	Other income (net) of HK$117.7 million (twelve months ended 31 August 2013: HK$128.9 million) mainly comprised investment income generated from available-for-sale securities, interest income from bank deposits and net exchange loss/gain. Decrease mainly due to net exchange loss of HK$9.0 million arose from depreciation of Renminbi.

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (“HKTV” or the “Company”) hereby announce the consolidated income statement, consolidated statement of comprehensive income for the twelve months ended 31 August 2014 and the consolidated balance sheet as at 31 August 2014 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the twelve months ended 31 August 2014

		Twelve months ended 31 August
		2014	2013
	Note	HK$’000	HK$’000
Turnover	3	1,391	7,802
Cost of sales	4	(560)	(15,706)
Valuation gains on investment properties		1,800	43,400
Other operating expenses		(245,581)	(201,514)
Other income, net	5	117,702	128,909
Finance costs, net	6(a)	(5,751)	(4,860)
Impairment losses	7	(32,000)	—

Loss before taxation	6	(162,999)	(41,969)
Income tax (expense)/credit	9	(145)	1,659

Loss for the period/year		(163,144)	(40,310)

Basic and diluted loss per share	11	HK (20.2) cent	HK (5.0) cent

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the twelve months ended 31 August 2014

		Twelve months ended
		31 August
		2014	2013
	Note	HK$’000	HK$’000
Loss for the period/year		(163,144)	(40,310)
Other comprehensive income	8
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities: net movement in fair value reserve		79,817	(71,109)

Total comprehensive income for the period/year		(83,327)	(111,419)

UNAUDITED CONSOLIDATED BALANCE SHEET

As at 31 August 2014

		31 August	31 August
		2014	2013
	Note	HK$’000	HK$’000
Non-current assets
Fixed assets		519,820	531,277
Intangible assets		395,328	291,366
Long term receivable and prepayment		44	133
Other financial assets	12	1,633,396	1,620,277

		2,548,588	2,443,053

Current assets
Accounts receivable	13	370	1,325
Other receivables, deposits and prepayments		50,202	66,688
Programme costs		363,323	289,781
Inventories		357	357
Other current financial assets	12	257,152	341,337
Term deposits		573,043	342,657
Cash at bank and in hand		305,221	347,849

		1,549,668	1,389,994

Current liabilities
Accounts payable	14	4,087	4,074
Other payables and accrued charges		59,921	38,600
Deposits received		1,905	1,905
Bank loans		862,941	531,883
Tax payable		285	395
Derivative financial instrument		1,340	—
Current portion – obligations under finance leases		—	90

		930,479	576,947

Net current assets		619,189	813,047

Total assets less current liabilities		3,167,777	3,256,100

		31 August	31 August
		2014	2013
	Note	HK$’000	HK$’000
Non-current liabilities
Deferred tax liabilities		482	227
Derivative financial instrument		—	5,181
Obligations under finance leases		—	70

		482	5,478

NET ASSETS		3,167,295	3,250,622

CAPITAL AND RESERVES	15
Share capital: nominal value		—	80,902
Other statutory capital reserves		—	1,188,012

Share capital and other statutory reserves		1,268,914	1,268,914
Other reserves		1,898,381	1,981,708

TOTAL EQUITY		3,167,295	3,250,622

NOTES:

1	BASIS OF PREPARATION

The interim results set out in the announcement are extracted from the Group’s unaudited interim financial report which have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 15 October 2014.

The unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the preparation of the consolidated financial statements for the year ended 31 August 2013, except for the newly adopted accounting policies as set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2013. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA, whose unmodified review report is included in the interim financial report to be sent to shareholders. In addition, the interim financial report has been reviewed by the Company’s Audit Committee.

Pursuant to a resolution of the Board dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December. Accordingly, the current financial year will cover a period of sixteen months from 1 September 2013 to 31 December 2014. These unaudited condensed consolidated interim financial statements now presented cover a period of twelve months from 1 September 2013 to 31 August 2014. The comparative figures presented for the unaudited consolidated income statement, unaudited consolidated statement of comprehensive income, and related notes cover the financial year from 1 September 2012 to 31 August 2013.

The financial information relating to the financial year ended 31 August 2013 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2013 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 13 November 2013.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations and amendments to IFRSs, that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 13, Fair value measurement

•	Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS/HKFRS 13, Fair value measurement

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. Some of the disclosures are specifically required for financial instruments in the interim financial reports. The adoption of IFRS/ HKFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognised financial instruments that are set off in accordance with IAS/HKAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS/HKAS 32.

The adoption of the amendments does not have an impact on the Group’s interim financial report because the Group has not offset financial instruments, nor has it entered into any master netting arrangement or similar agreement which is subject to the disclosure requirements of IFRS/HKFRS 7.

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services (the “Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. Accordingly, no operating segment information is presented.

4	COST OF SALES

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and content production.

5	OTHER INCOME, NET

	Twelve months ended
	31 August
	2014	2013
	HK$’000	HK$’000
Bank interest income	17,725	27,051
Dividend income from available-for-sale equity securities	1,489	895
Interest income from available-for-sale debt securities	90,946	61,406
Gain on disposal of available-for-sale securities	4,442	4,508
Rentals from investment properties	11,497	11,765
Net exchange (loss)/gain	(8,956)	23,007
Others	559	277

	117,702	128,909

6	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

	Twelve months ended 31 August
	2014	2013
	HK$’000	HK$’000
(a) Finance costs, net
Interest element of finance leases	3	9
Interest on bank loans	5,217	2,530
Change in fair value of derivative financial instrument	(3,841)	(4,482)
Other borrowing costs	4,255	4,653
Bank charges	117	2,150

	5,751	4,860

(b) Other items
Advertising and marketing expenses	839	8,595

Depreciation of fixed assets	27,585	26,622
Less: Depreciation capitalised as programme costs	(2,895)	(7,515)

	24,690	19,107
Amortisation of intangible assets	29,075	20,360
Allowance for doubtful debts	—	100
Loss on disposal of fixed assets	211	263
Write off of artiste prepayments	24,975	16,852
Provision for committed artiste payments	10,863	—

(c) Talent costs
Wages and salaries	156,609	208,264
Retirement benefit costs – defined contribution plans	7,138	9,876

	163,747	218,140
Less: Talent costs capitalised as programme costs	(57,933)	(121,207)
Talent costs included in cost of sales	—	(12,630)

	105,814	84,303

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

7	IMPAIRMENT LOSSES

As at 31 August 2014, the Group identified indications of impairment and conducted an impairment testing in respect of its fixed assets (expect for investment properties), intangible assets and programme costs relating to the Multimedia Business. The recoverable amounts of these assets were based on the value in use of the Multimedia Business, determined by discounting future cash flows to be generated from the continuing use of these assets. The Group assessed the recoverable amounts of these assets which were below their carrying amounts and as such, impairment losses of HK$32,000,000 were recognised for the twelve months ended 31 August 2014.

8	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to other comprehensive income

	Twelve months ended 31 August
	2014			2013
	Before-tax amount	Tax expense	Net-of-tax amount	Before-tax amount	Tax expense	Net-of-tax amount
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Available-for-sale securities: net movement in fair value reserve	79,817	—	79,817	(71,109)	—	(71,109)

(b)	Components of other comprehensive income, including reclassification adjustments

	Twelve months ended 31 August
	2014	2013
	HK$’000	HK$’000
Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period/year	84,259	(66,601)
– Reclassified to profit or loss upon disposal	(4,442)	(4,508)

	79,817	(71,109)

9	INCOME TAX (EXPENSE)/CREDIT

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (2013: 16.5%) to the twelve months ended 31 August 2014.

The amount of income tax (expense)/credit in the consolidated income statement represents:

	Twelve months ended 31 August
	2014	2013
	HK$’000	HK$’000
Current taxation
Hong Kong Profits Tax	110	540
Deferred taxation
Origination and reversal of temporary differences	(255)	1,119

	(145)	1,659

10	DIVIDENDS

(a)	Dividends attributable to the current interim period

The Board has resolved not to declare any interim dividend for the twelve months ended 31 August 2014.

(b)	Dividends attributable to the previous financial year, approved and paid during the twelve months ended 31 August 2013

According to the Annual General Meeting on 31 December 2012, it was approved that the final dividend for year ended 31 August 2012 was HK15 cents per ordinary share. The dividend was paid on 24 January 2013.

11	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$163,144,000 (twelve months ended 31 August 2013: HK$40,310,000) and the weighted average of 809,017,000 (twelve months ended 31 August 2013: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary share was outstanding during the interim period.

12	OTHER FINANCIAL ASSETS

	31 August	31 August
	2014	2013
	HK$’000	HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	257,152	341,337
– Maturity dates over 1 year	1,593,674	1,581,553

	1,850,826	1,922,890

Available-for-sale equity securities
– Listed	27,697	27,724
– Unlisted	12,025	11,000

	39,722	38,724

	1,890,548	1,961,614

All of these financial assets were carried at fair value as at 31 August 2014.

13	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	31 August	31 August
	2014	2013
	HK$’000	HK$’000
Current –30 days	326	743
31–60 days	3	554
61–90 days	8	–
Over 90 days	133	128

	470	1,425
Less: Allowance for doubtful debts	(100)	(100)

	370	1,325

The majority of the Group’s accounts receivable are due within 30 days from the date of billing. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

14	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	31 August	31 August
	2014	2013
	HK$’000	HK$’000
Current –30 days	830	1,147
31–60 days	130	140
61–90 days	99	119
Over 90 days	3,028	2,668

	4,087	4,074

15	CAPITAL AND RESERVES

		Share capital	Share premium	Capital redemption reserve	Retained profits	Revaluation reserve	Fair value reserve	Other reserve	Total
	Note	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

Changes in equity for the period:
Loss for the period		—	—	—	(163,144)	—	—	—	(163,144)
Other comprehensive income		—	—	—	—	—	79,817	—	79,817

Total comprehensive income for the period		—	—	—	(163,144)	—	79,817	—	(83,327)

Transition to no-par value regime on 3 March 2014		1,188,012	(1,188,005)	(7)	—	—	—	—	—
Revaluation reserve realised upon disposal of an investment property		—	—	—	5,397	(5,397)	—	—	—

At 31 August 2014		1,268,914	—	—	1,731,740	159,759	8,708	(1,826)	3,167,295

At 1 September 2012		80,902	1,188,005	7	2,051,149	165,156	—	(1,826)	3,483,393

Changes in equity for the year:
Loss for the year		—	—	—	(40,310)	—	—	—	(40,310)
Other comprehensive income		—	—	—	—	—	(71,109)	—	(71,109)

Total comprehensive income for the year		—	—	—	(40,310)	—	(71,109)	—	(111,419)

Dividend paid in respect of previous year	10(b)	—	—	—	(121,352)	—	—	—	(121,352)

At 31 August 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

16	ACQUISITION OF A SUBSIDIARY

On 20 December 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Company recorded intangible assets of HK$146,591,000, fixed assets of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition.

BUSINESS REVIEW

On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Group and to bring the Group to in line with the business cycle of its potential clients in the e-commerce retail industry and the multimedia advertising industry. As a result of this, our second interim review covered the twelve months ended 31 August 2014.

As reported in our first interim report dated 24 April 2014 for the six months ended 28 February 2014, the Company’s intended business model on free TV services and subsequently on mobile TV services were hindered and suspended due to the following incidents:

1.	On free TV services, the Chief Executive in Council on 15 October 2013 announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong (“free TV licence”) made in December 2009. On 6 January 2014, the Company filed an application for leave to apply for judicial review in respect of this decision. The substantive hearing was conducted on 27 to 29 August 2014. The judgment is pending as at the date of this announcement.

2.	On mobile TV services, unfavourable reply was received from the Office of the Communications Authority (the “OFCA”) particularly on adopting different transmission standards for mobile TV broadcasting purpose while at the same time without breaching the Broadcasting Ordinance. Subsequent discussions with OFCA were still unable to resolve the issue. On 11 April 2014, the Company and HKMTV filed an application for leave to apply for judicial review in respect of the decision of the OFCA that HKMTV would not be entitled to commence operations if HKMTV adopted the Digital Terrestrial Multimedia Broadcast (“DTMB”) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. The High Court granted HKMTV leave to apply for judicial review on 20 May 2014. The substantive hearing was fixed to be heard on 26 to 28 November 2014.

3.	On 11 April 2014, the Company submitted a new application for a free TV licence to the Communications Authority as the Company does not wish to give up considering the use of other transmission standards for broadcasting purpose. The application is being processed by the Communications Authority.

As a result of the above incidents, the Company has streamlined the scale of its workforce in Multimedia Business to match the business needs and suspended the filming of new television programmes.

Although the journey of our Multimedia Business is not even, we did not adjourn our pace. We continued the business on artiste management services and independent content production. In the meantime, we actively explored various opportunities with respect to the OTT platform and other Multimedia Business opportunities including but not limited to content distribution to overseas market and content co-production with Mainland or overseas producers. With numerous effort and sweats we made in the past few months, riding on our strong content library and brand presence in Hong Kong, we refined our Multimedia Business plan to create a new “Shoppertainment” platform, which integrates a 24-hour “Branded Product” online shopping mall with a “round-the-clock” TV entertainment platform – “HKTV Mall”. As at the period end, we have engaged about 200 domestic and international merchants to our e-marketplace with full spectrum of products and services, including fashion, jewellery, beauty and health, baby and kid, food and grocery, electronics, sports and outdoor, household and pets care.

In late July 2014, with the refined business plan, the Company started for shooting a new drama series “The Election” – which is a controversial story structured along the election of the Chief Executive of Hong Kong Special Administrative Region, starring by Ms. Angelica Lee, a well-recognised film actress who won multiple best actress awards, to compete with Mr. Liu Kai Chi, a man who manipulates everyone around him to get influence and prestige in this drama series, for the most powerful position in Hong Kong. This drama series, together with our content library is going to attach your eyeballs to our Shoppertainment platform very soon.

In short, we are now in full force, full speed to ready our launch and we look forward to meeting everyone on our “Shoppertainment” journey in 2014. Let’s “shop” and “watch” together.

FINANCIAL REVIEW

The Company’s operations mainly include Multimedia Business as well as corporate functions.

The Group incurred an operating loss of HK$163.1 million for the twelve months ended 31 August 2014, an increase of HK$122.8 million from HK$40.3 million for the twelve months ended 31 August 2013. The increase was mainly due to the followings:

1.	Decrease in valuation gains on investment properties by HK$41.6 million to HK$1.8 million for the twelve months ended 31 August 2014 based on the valuation carried out by an independent firm of surveyors.

2.	Increase in other operating expenses by HK$44.1 million to HK$245.6 million for the twelve months ended 31 August 2014 due to the below causes:

a.	Increase in write off of artiste prepayments and provision for committed artiste payments of HK$19.0 million due to the under-utilisation during the period, and provision made for onerous commitments which do not expect to be utilised because of programme production slow down and suspension;

b.	Uncapitalised talent costs increased by HK$21.5 million as a result of the reduction in capitalisation due to the programme production slow down and suspension, partially net off by the saving in talent costs resulted from the redundancy made in October 2013 and April 2014;

c.	Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$8.7 million and HK$5.6 million respectively due to the additional amortisation arose from the spectrum obtained through acquisition of HKMTV and the decrease in depreciation capitalisation as a result of the programme production slow down and suspension; and

d.	Decrease in advertising and marketing expenses by HK$7.8 million due to suspension in free TV services and mobile TV services launch.

3.	Impairment losses on certain multimedia business related assets of HK$32.0 million for the twelve months ended 31 August 2014.

On turnover, the Group has HK$1.4 million (twelve months ended 31 August 2013: HK$7.8 million) for the twelve months ended 31 August 2014 mainly included income from content production and provision of artiste management services. The decrease was mainly due to the expiry of the news content licence agreement with our discontinued operations since 1 September 2013. During the period, due to the suspension on free TV services and mobile TV services launch, no material revenue was generated from the Multimedia Business.

Cost of sales of HK$0.6 million (twelve months ended 31 August 2013: HK$15.7 million) mainly included production costs for content production for third party customers. The decrease was due to the expiry of the licence agreement for distributing news content.

Other income of HK$117.7 million was earned during the twelve months ended 31 August 2014 (twelve months ended 31 August 2013: HK$128.9 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. The decrease was mainly due to decrease in exchange gain by HK$32.0 million caused by depreciation of Renminbi which was partially net off by increase in investment return by HK$20.7 million contributed by the full year impact on investment return.

Finance costs, net increased by HK$0.9 million mainly arised from increase in bank loans for investment yield enhancement purpose.

As a result of the above, a net loss of HK$163.1 million was recorded for the twelve months ended 31 August 2014 versus HK$40.3 million for the twelve months ended 31 August 2013.

On treasury, as at 31 August 2014, the Group has invested, at fair value, of HK$1,890.5 million into available-for-sale securities, HK$573.0 million into term deposits, and with HK$305.2 million cash at bank and in hand. Among the available-for-sale securities, about 97.9% are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity. There was a HK$8.7 million revaluation gain being recorded in Fair Value Reserve due to mark-to-market valuation as at 31 August 2014 (31 August 2013: a revaluation loss of HK$71.1 million).

On capital investment, the Group, through its wholly-owned subsidiary, to acquire 100% equity interest of HKMTV at a total of HK$157.5 million which mainly comprised of spectrum, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong on 20 December 2013. Due to the suspension on service launch affected by the rejection of the free TV licence application and the dispute on the transmission standard for mobile TV services. We were very cautious in our capital expenditure plan including the construction of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. We obtained the approval of extension of time for development of the multimedia production and distribution centre to 28 February 2017.

On programme costs, the Group invested HK$374.0 million cumulatively, before impairment losses of HK$10.7 million as of 31 August 2014, an increase of HK$84.2 million from HK$289.8 million as of 31 August 2013, mainly represented the capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production and certain purchased contents.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2014, the Group had total cash position of HK$878.3 million (31 August 2013: HK$690.5 million) and outstanding borrowings of HK$862.9 million (31 August 2013: HK$532.0 million). Our total cash position of HK$878.3 million consisted of HK$305.2 million cash and bank balances, and HK$573.0 million term deposits. The increase in total cash position was mainly due to the additional bank loan of HK$331.1 million drawn for investment yield enhancement purpose which was partially off-set by cash outflow for the acquisition of HKMTV and the assets therein, and the utilisation of resources for programme production.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 31 August 2014, the Group has utilised HK$862.9 million (31 August 2013: HK$531.9 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,679.1 million (31 August 2013: HK$2,011.8 million) uncommitted banking facilities available for future utilisation.

As at 31 August 2014, the Group did not have any obligation under finance lease (31 August 2013: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There was no pledged bank deposit as at 31 August 2014 and 31 August 2013.

The debt maturity profiles of the Group as at 31 August 2014 and 31 August 2013 were as follows:

	31 August	31 August
	2014	2013
	HK$’000	HK$’000
Repayable within one year	862,941	531,973
Repayable in the second year	—	70

Total	862,941	532,043

As of 31 August 2014, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars.

After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as at 31 August 2014 and 31 August 2013, no gearing ratio is presented.

For the twelve months ended 31 August 2014, the Group spent HK$18.6 million on capital expenditure versus HK$37.7 million for the twelve months ended 31 August 2013. The capital expenditure was mainly incurred for acquisition of computer system for the Shoppertainment platform and the construction of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate. Apart from this, the Group has acquired 100% equity interest in HKMTV for the development in mobile TV services in December 2013 of HK$157.5 million. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious and it is expected to be funded by internal resources retained from the consideration received from the disposal of the telecommunications business during FY2012, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 31 August 2014, the Group’s bank loans of HK$862.9 million (31 August 2013: HK$531.9 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 31 August 2014 and 31 August 2013, the Group had no material contingent liabilities or off-balance-sheet obligations.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a free TV licence. The application for leave was granted by High Court of the Hong Kong Special Administrative Region on 9 January 2014. The substantive hearing was conducted on 27 to 29 August 2014 and the judgment was reserved to be handed down.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communications Authority’s decision on 11 March 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was fixed to be heard on 26 to 28 November 2014.

PROSPECTS

While we are approaching the end of the year 2014, HKTV is stepping into another key milestone in its history. After two years’ efforts and hopes, tears and disappointment, we continue to embrace our core “Never Give Up” spirit which has driven us to pursue another “dream” on Shoppertainment!

Our intent is to provide a delightful one-stop shopping experience to all Hong Kong people, from merchant sourcing, order placement, payment collection, same day/next day local product delivery to post-sales customer services, HKTV is going to be your primary source of “shopping happiness”. Beyond this one-stop shopping experience, our TV entertainment platform will be another delightful experience to people in Hong Kong who can reach this unique “Shoppertainment” platform through multiple internet-connected devices, such as smart phones, tablet computers, personal computers and smart TV sets. Viewers can on one hand choose to watch our drama series or infotainment and variety programmes either on live streaming basis or on a video-on-demand basis, and on the other hand, pick and shop through the same or different devices.

More important, our one-stop experience is not stopped here, the benefit will extend to our advertisers, in particular for the merchants who have joined us for the Shoppertainment journey, which in turn can enhance our shoppers’ purchasing experience. Imagine, when we fully launch our services and the Shoppertainment platform, after watching the TV commercials presented during our drama commercial breaks, viewers can then go directly to browse the related product on our HKTV Mall no matter with ultimate purchase or not. This series of behaviour will not only enable us to capture the TV commercial viewership, but also the product browsing behaviour and shopping history. This big data analysis can provide unrivalled insight to our merchant-advertisers, such as discovery of previously unrecognised patterns of behaviour and act on it instantly in a more relevant, timely and targeted way. The ultimate benefit is to deliver a more personalised shopping experience to our people in Hong Kong. HKTV Mall will be an unparalleled 3-in-1 platform bringing shopping happiness, visual entertainment and commercial effectiveness to all people in Hong Kong and to all our merchant-advertisers.

Under the current business development, our expected main revenue stream will be on commission income from online shopping and advertising and content licensing income from the TV entertainment platform. We are going to launch our new business by phases starting from mid-November. We shall update our stakeholders in the next annual report or in due course for business development.

TALENT REMUNERATION

Including the directors of the Company, as at 31 August 2014, the Group had 283 permanent full-time talents versus 527 as of 31 August 2013. The decrease in number of talents was mainly due to the lay-off plan announced on 16 October 2013 and 11 April 2014 due to business and operation scale down on Multimedia Business in particular on the programme production, which was partially off-set by the new hiring for the “Shoppertainment”.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

CHANGE OF FINANCIAL YEAR END DATE

On 29 August 2014, the Board resolved to change the financial year end date of the Company from 31 August to 31 December to unify the financial year end dates of the Group. Accordingly, the next financial year end date of the Company will be 31 December 2014.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the twelve months ended 31 August 2014.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the twelve months ended 31 August 2014, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 to the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry of all Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the twelve months ended 31 August 2014.

CHANGE OF DIRECTOR

During the twelve months ended 31 August 2014, Dr. Cheng Mo Chi, Moses resigned as a Non-executive Director with effect from 31 August 2014.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the twelve months ended 31 August 2014.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the twelve months ended 31 August 2014 (twelve months ended 31 August 2013: Nil).

By Order of the Board
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 15 October 2014

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

“Where the English and the Chinese texts conflicts, the English text prevails”